FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________________

SIGNATURES
COMPAGNIE GENERALE DE GEOPHYSIQUE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: September 11th 2003	By Senior Executive Vice President
Strategy, Control & corporate planning
Christophe PETTENATI-AUZIERE

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG receives prestigious “Dell Centers for Research Excellence” Award
(ISIN: FR0000120164 — NYSE: GGY)

HOUSTON, Sept. 11, 2003 — Dell Chairman and CEO Michael Dell today recognized CGG as a Dell “Center for Research Excellence” at an award ceremony held in CGG’s Houston data processing center.

CGG is the first corporate organization to receive this distinction from Dell. The award acknowledges CGG’s innovative worldwide use of high-performance computing cluster (HPCC) technology in the field of seismic imaging for oil and gas exploration and production.

CGG deploys a more than 3,000-node Dell PowerEdge server configuration in its U.S. headquarters in Houston, Texas. The company also has a 512-node Dell cluster in Foxboro, UK. Worldwide, CGG has embraced PC cluster technology and currently has a massive compute power of over 30 Teraflops (trillion floating point operations per second).

“CGG is a pioneer in its field and has demonstrated that the strategic use of standardized supercomputing can deliver cost and performance benefits for commercial applications,” said Mr. Dell. “They have proven that standards-based systems are scalable, powerful and the best technology investment in the long-term to provide leading-edge service and maintain competitive advantage.”

“We are honored to be recognized as a Dell Center for Research Excellence,” said Robert Brunck, Chairman and CEO of CGG. “The geophysical industry has consistently been at the forefront of efforts to push back the limits of computing capacity and it therefore gives me considerable personal pleasure to see our industry being recognized and to see CGG being rewarded as a computer pioneer in this way.”

“Several years ago CGG recognized that we needed to be able to use the latest computer technologies to maintain our competitive advantage and continue to improve our products such as wave equation migration and other computer-intensive applications,” says Guillaume Cambois, CGG’s executive vice president for Data Processing and Reservoir Services. “HPCC was the vehicle to accomplish this. The benefits we gain from using this low-cost, high-performing technology have a positive knock-on effect on the services we ultimately provide to our clients.”

CGG began its work on clusters three years ago with a 32-node Dell cluster of workstations that was used to port its UNIX applications to the Linux environment. The company deployed the Houston cluster in 2001 with 128 Dell PowerEdge servers and has steadily increased capacity to the current 3,000-node configuration. CGG engineers have led in the development of tools and processes that enable them to manage and add capacity to their clusters, which they have shared with Dell engineering.

According to Jonathan Miller, COO of CGG Americas: “Working closely with high-tech providers such as Dell is of strategic importance to CGG. It brings considerable benefits in terms of optimized production and the development of new applications as part of our never-ending quest for excellence.”

About CGG

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Corporate:	Christophe Barnini on + 33 1 64 47 38 10 (cbarnini@cgg.com)
US:	Derick Deaton on + 1 281 646 2403 (ddeaton@cgg.com)
EAME-Asia:	Pascal Rosset on + 33 1 64 47 31 84 (prosset@cgg.com)